CORRESP.
LAW OFFICES
Elias, Matz, Tiernan & Herrick L.L.P.
11TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM
October 22, 2010
VIA EDGAR
Todd K. Schiffman
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alliance Bancorp, Inc. of Pennsylvania Amendment No. 1 to Registration Statement on Form S-1 File No. 333-169363
Dear Mr. Schiffman:
     Attached for filing on behalf of Alliance Bancorp, Inc. of Pennsylvania (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant, which is being filed pursuant to the requirements of Regulation S-T.
     The Amendment reflects responses to the comments of the Staff set forth in a letter, dated October 13, 2010 (the “Comment Letter”), to Dennis D. Cirucci, President and Chief Executive Officer of the Registrant, with respect to the Registration Statement on Form S-1 filed on September 14, 2010. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of Staff=s comments from the Comment Letter. Changes have also been made in response to comments received from staff of the Office of Thrift Supervision. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

Todd Schiffman
Assistant Director
October 22, 2010

Prospectus Cover Page

1.	Please confirm that the prospectus cover page will be printed in 10-point type or larger.
          This is to confirm that the text of the cover page of the prospectus will be printed in 10-point type. The table on the cover page and the footnotes thereto will be presented in eight-point type due to presentation considerations. We believe this format complies with Rule 420 of Regulation C under the Securities Act of 1933, as amended.
De novo Branching, page 3

2.	We note your disclosure that you have no plans regarding de novo openings. Please reconcile this with the statements in the Pro Forma Valuation Report under table 2.1 indicating that the Bank plans to add one branch per year over the next two years. Please also revise the Use of Proceeds section on page 11 and discuss the estimated costs of opening each branch.
          We have revised the disclosure at page 3 to include the information cited regarding the Registrant’s intention to add one branch over the next two years as requested. The Use of Proceeds section on pages 12 to 13 and 39 to 40 has been similarly revised as requested.
Emphasizing Origination of Commercial Real Estate Loans, page 3

3.	Please balance the discussion by disclosing the added risks of commercial real estate lending. Cross-reference to the first risk factor.
          Additional disclosure and cross reference to the risk factor has been added at page 4 as requested.
Continuing Residential Mortgage Lending, page 3

4.	If you plan on continuing to issue subprime loans, please indicate and discuss the risks.
          Additional disclosure has been added at page 4 as requested.
Reasons for the Conversion and Offering, page 9

5.	Revise to disclose whether the board of directors considered any disadvantages to investors and shareholders of carrying out the conversion at this time, for example, the impact of the transaction on Return on Equity and the impact of the

Todd Schiffman
Assistant Director
October 22, 2010

current timing of the transaction on the exchange ratio rather than under improved market conditions. Do the same under the heading “Purposes of the Conversion and Offering” on page 116 and on page 2 and page 24 of the supplemental prospectus for existing shareholders.
          Disclosure regarding certain disadvantages to conducting the conversion and offering at this time has been added at pages 10 and 126 of the Prospectus and at pages 2 and 24 of the proxy statement/prospectus for existing shareholders, as requested.
Risk Factors, page

6.	We note that your sub-prime loan portfolio is approximately 8% of total loans. Please revise to include a risk factor discussing this or tell us why you do not consider this a material risk.
          The Risk Factor discussion at page 21 has been revised to provide a separate risk factor for subprime loans.
Our Loans are Concentrated to Borrowers in Our Market Area..., page 21

7.	To the extent available, please provide quantified data regarding home price declines and increased foreclosure rates for your market area. Alternatively, disclose this information in the section entitled “Market Area and Competition” on page 64.
          Additional disclosure regarding home price declines and foreclosure activity in the Registrant’s market area has been added at page 22 as requested.
If Our Investment in the Common Stock [of] the Federal Home Loan Bank of Pittsburgh..., page 24

8.	Please discuss the impact of financial troubles at the FHLB Pittsburgh, and the system as a whole, on your ability to fund your operations using advances. We note your disclosure on page 60.
          Disclosure has been added at page 26 as requested.
Summary Compensation Table, page 107

9.	We note that in the column labeled “Non-equity Incentive Plan Compensation” you have included bonuses paid under the company’s incentive bonus program. Please revise to discuss the incentive plan. Alternatively, revise to disclose the bonuses awarded in the “bonus” column of the table.

Todd Schiffman
Assistant Director
October 22, 2010

          A discussion of the Incentive Bonus Program has been added at pages 117 and 118 as requested.
Cover Page of Supplemental Prospectus for the Existing Shareholders of Alliance Bancorp, Inc. of Pennsylvania

10.	Revise the cover page to clarify that the MHC will be voting on the conversion, and that the existing public shareholders must approve the conversion by a majority vote.
          The cover page of the proxy statement/prospectus has been revised as requested to indicate the votes required in order for the conversion to be approved by the public shareholders and to indicate that Alliance Mutual Holding Company intends to vote in favor of the Plan of Conversion and Reorganization.
Closing Comments
          The closing comments are noted.
          On behalf of the Registrant, it is hereby acknowledged that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Registrant’s request for acceleration of the effective date of the Registration Statement will contain a written statement acknowledging the foregoing.
*     *     *
          We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter.
          Please do not hesitate to call the undersigned, Raymond A. Tiernan or Kenneth B. Tabach of this firm at (202) 347-0300 if there are any questions on the Amendment or if we can be of assistance in any way.

Todd Schiffman
Assistant Director
October 22, 2010

          As always, the staff’s cooperation is greatly appreciated.
Very truly yours,
/s/ Hugh T. Wilkinson
Hugh T. Wilkinson

cc:	Gregory Dundas Michael C. Volley Dennis D. Cirucci